EXHIBIT 99(ii)

# MEXICAN HAT

# SUMMARY REPORT ON 2004 DRILLING

BY

CHARLES K. IKONA, P.ENG

OCT 3, 2004

FOR

CAPITAL HILL GOLD INC.

## INTRODUCTION

The Mexican Hat project was explored for gold by several companies up until 1997. It is located in southeastern Arizona approximately 30 miles south of the town of Willcox and has the characteristics of a structurally controlled epithermal gold system. In 1990, Placer Dome produced a geological resource of 5.9 million tons grading 0.027 oz. per ton Au. This estimate was based on 137 holes of mainly reverse circulation drilling totaling 62,120 feet. Additional drilling was conducted by Kalahari Resources in 1996 (19 RC and DD holes) totaling 12,375 feet.

In 2002 Norm Pearson of Capital Hill Resoureces Ltd. acquired an option on the property when it was realized that alluvial material originating from the Mexican Hat occurrence contained gold which may be amenable to recovery by placer operating techniques. The writer was asked by Capital Hill to examine the property for its alluvial potential in September 2003 and prepared a report on that examination based dated Nov. 2003.

At that time the information on the previous programs on the property was reviewed but no work on the underlying or hard rock material was conducted. During this review it was noted that the in-situ gold occurrences on the Mexican Hat appear to be structurally controlled. These are present in all lithologies but appear concentrated in areas with structural preparation consisting of brecciation or fracturing/jointing and faulting. The area is structurally complex with series of steeply dipping fracture/shear zones striking both north and northeasterly and flatter dipping fault zones striking northwesterly. At the time the writer noted that additional structural work on the property should be conducted prior to any further extensive investigation of the hard rock potential.

In the spring of 2004 Capital Hill determined to conduct further testing of the alluvial material and asked the writer to review results of previous work with the object of conducting a small diamond drill program on the property in conjunction with the alluvial testing.

## DISCUSION OF PREVIOUS RESULTS

The original drilling on the property was in the Victoria Fault Zone area on the south flank of the Mexican Hat Mountain. This is a strong structure striking some N60W and dipping at 45-60 degrees to the north. The Victoria Shaft in this structure pre-dates modern exploration with good gold values of up to 2 oz. per ton Au reported from grab samples of the shafts dump. Drill holes 89-1through 6 intercepted this zone. Subsequently more emphasis in drilling was placed on the north easterly set of fracture zones with most drilling orientated to intersect these structures to the north of the Victoria Fault Zone. Of the 156 previously reported holes some 40 are reported to contain one or more intercepts with grades greater than 0.10 oz. per ton (3.42 gm./T) over widths of 5 feet or more and 4 have grades in excess of 1 oz. per ton Au. (34.2 gm./T)

D. G. Moore, Jr. Suggests in a memo dated January 19, 1990 that while low grade gold occurs in most of the structurally prepared rock on the property the better grades are confined to intersections of the cross-cutting structures. This has led to the formation of pipe like, steeply plunging high grade shoots separated by low grade material.

During the writers review of historical work it was noted that the geological resources quoted in the Placer Dome reports were in an area some 800 to 1000 feet north and west of the Victoria Fault area around the high grade mineralization reported by drill hole MH 89-16. Another area of potential higher grade values was also indicated some 500 feet east of 89-16 around drill hole MH 89-30. ( 100 foot intersection of 0.109 oz./t including 20 feet of .474 oz./t Au.)

Trenching was also conducteds on several areas of the property. Detailed discussion of this work is not available although these are reported to have been sampled by 5 foot long channel samples. Mr, D. W. Philip on a report dated Oct. 2002 for Mr. N. Pearson compiled results of trench sampling of 11 trenches on the Victoria Fault structure. These results are purported to be from Placer Domes work and indicatede significant widths of gold values well within normal economic range. These results were considered in developing the drill program conducted by Capital Hill.

RECENT DRILL PROGRAM

For the review conducted by the writer previous drill and trenching results were examined and these results entered into a Surpac 3 simulation program which allows the model suggested by drilling to be examined on a 3 dimensional basis. While the areas of mineralization reported by holes 16 and 30 remain of interest, the review did not suggest any definitive attitudes for the controls of this mineralization. It was therefore decided to concentrate Capital Hills initial drilling on the Victoria Fault area of the property. A number of reasons suggested this approach:

With some 74,000 feet of drilling in 156 holes previously drilled, the short 1000 foot drill program contemplated would have to have a specific focus with relatively short holes to expect any significant increase in the understanding of the property.
The Victoria Fault Zone is a reasonably well defined structure which has shown the ability in drilling, trenching and in the material from the Victoria Shaft waste dump to return good gold values.
Access to the area is good and drill sites from which the zone could be intersected with relatively short holes could be constructed much easier than elsewhere on the property.
Good strike extensions to the zone to the south east have been indicated by previous trenching but have not been drill tested.

Based on the above areas for 3 drill sites adjacent to the Victoria Shaft and extending some 700 feet to the north west were chosen as shown on the accompanying figures. Two holes from at least one of these sites was proposed for information on the dip of the zone and it was hoped that four intersections would be encountered in the short budget program.

DRILL PROGRAM RESULTS

Drilling was conducted using a truck mounted Boyles Super 44 diamond drill machine. Water for drilling was hauled by truck to the site and re-circulated where possible. Bit size was large diameter HQ (2 3/8 inch ). Samples were collected from the drill site, transported off site, logged, split and sampled by the writer. Library samples of reject core was stored in core racks while samples for assays were delivered to Mountain States Laboratories near Tucson by the writer. Samples were assayed by fire assay procedures for gold and silver.

Drilling was on a one shift per day basis for five days per week. Penetration rates were extremely slow due to the blocky nature of the ground and the highly altered state of the zone. For these reasons it became apparent that drill and overhead charges would be higher than originally indicated and that to remain within budget the program would have to be reduced. Accordingly drill sites were positioned to allow shorter holes than originally scheduled and yet to still allow intersections in the zone beneath previously reported trench results. Four holes totaling 517 feet were drilled with hole 1 lost prior to reaching targeted depth due to a loss of circulation. The hole could not be re-entered and was abandoned at 114 feet. Circulation was lost at some point in all 4 holes although only hole 1 had to be abandoned.

During drilling sludge samples were collected for areas of the holes where the holes had circulation, results are included in drill logs and labeled sludge sample. After removal from the core tube, core was placed in a drain tray to allow excess water to drain prior to placing in core boxes. This water and minor amounts of silt washed from the core by it was collected in a gold pan which the writer panned on visiting the drill. In nearly all instances it was noted that this material contained minor amounts of very fine grained gold particles which would not have been included in core assay results. Core recovery in drilling is generally considered poor due to the highly broken and altered state of the zones. Assays of sludge samples in all cases was higher than for the equivalent core assays (twice for gold and up to ten times for silver) indicating some questions on the reliability of results. The large variation in silver results may be due to the presence of silver chlorides such as are present in the nearby Tombstone Mining Camp. This mineral is extremely soft and would grind up easily in drilling.

For the reasons discussed above, a drill consultant familiar with the area and drill conditions should be engaged to recommend on drill practices and equipment should any further drilling on the project be considered.

From the recent drilling the Victoria zone appears to lie at or near the contact between the overlying Latite unit and an underlying rhyolitic breccia. Where not altered, the latite unit is light gray in color with fine grained texture and contains feldspar laths giving it a pophyritic texture. The matrix of the rhyolitic breccia is a light green color containing breccia fragments of a number of different rocks with a variety of colors. The breccia is characterized by pods and veinlets of soft light green mineralization, possibly chlorite minerals, which in many instances is associated with a black, sooty manganese mineral. On weathered surfaces the unit displays cavities and vugs where these minerals have weathered out and a black to brick red coloration. The Victoria Zone itself is a highly fractured and altered zone with heavy limonite staining, kaolinization and some manganese staining. The zone appears to extend into both the overlying Latite and underlying Breccia units.

DDH 04-01

This hole was positioned to intersect the Victoria Fault zone in the area of Trench 6 which reported good gold values over some 120 feet. Due to restraints on drill pad location the hole was collared in a large dyke but exited the dyke at 22 feet where it entered the highly fractured and limonitic stained Victoria Zone. The hole stayed in the zone to 114.5 feet where it was lost due to circulation problems without having reached target depth. Geochemically anomalous values were encountered throughout the intersection although no values approaching those reported for Trench 6 were obtained.

DDH 04-02

Drill hole 2 was positioned to intersect the zone immediately beneath Trench 5. Pad restrictions resulted in this hole apparently being collared in the zone as the footwall breccia was encountered directly below the casing. This material was still highly fractured, altered and limonitic and most likely is the lower portion of the zone. Values encountered were anomalous but again did not approach those reported in the trench immediately above the hole. Cross section A-A' shows this hole along with Holes 89 3 and 4.

DDH 04-03 and 04

These holes were drilled off the access road to the Victoria Shaft and some 50 feet to the south east. Hole 03 was drilled to the south west at -60 degrees while 04 was a vertical hole. Both holes intercepted the zone in the area of Trench 2. Portion of each hole returned anomalous values but nothing similar to the reported trench results. Cross Section B-B' shows these holes along with results from Holes 89 1and 2.

DISCUSSION

Four diamond drill holes were placed to intercept the Victoria Fault Zone over some 750 feet in strike length in an area where previous drilling, trenching and old workings indicated gold values of possible economic significance. All four holes appear to have intersected the zone or portions of it but returned only low grade values in gold. The apparent major discrepancy in reported results from surface trenches and those received from core assays is not understood although difficulties in sampling along with possible losses in drilling must be considered. The strength and continuity of the zone along with several thousand feet of untested strike length may make the zone an attractive target if apparent sampling problems can be overcome.

RECOMMENDATIONS

Should Capital Hill wish to proceed with investigation of the in place potential of a gold deposit on the Mexican Hat property the following programs should be considered prior to any further extensive drilling.

A detailed structural study of the property should be conducted to attempt to more accurately determine the location and attitudes of the sets of fractures and faults on the property which appear to control mineralization. Results should be entered into the Surpac 3 dimensional modeling computer program to compare previous drill results with structures and any intersections of structures.
As the trenches on the property have been reclaimed and are not available for examination and re-sampling a number of these might be re-opened for re-sampling. Bulk sampling of these for transport to a crushing plant and then splitting of crushed material should be considered along with possible bulk samples of other near surface areas indicated by the structural study.
Services of a drill consultant familiar with drilling conditions in the area should be sought prior to any further drilling.

Respectively Submitted,

Signed: Charles K. Ikona, P.Eng.

October, 2004